 Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
DeepGreenX Group, Inc.	South Korea
Beijing Deep Green Technology Co., Ltd.	PRC
Deep Green Energy Group Incorporated	Delaware, United States
DeepGreen X (Delaware) Inc.	Delaware, United States
Deep Green Technology Company Limited	British Virgin Islands
Beijing Deep Green Intelligent Technology Co., Ltd.	PRC
DeepGreenX (Langfang) Technology Co., Ltd.	PRC
Shanghai DeepGreenX Trading Co., Ltd.	PRC
Shanghai DeepGreenX Nonferrous Metals Co., Ltd.	PRC
Beijing DeepGreenX Energy Technology Co., Ltd.	PRC
Shanghai DeepGreenX Nonferrous Metals Sales Co., Ltd.	PRC
Shanghai Deep Green Trading Co., Ltd.	PRC
Tianjin Deep Green Energy Technology Co., Ltd.	PRC
Langfang Deep Green Technology Co., Ltd.	PRC
Anhui Chengtong Electronic Technology Co., Ltd.	PRC
Yiwu DeepGreenX New Energy Technology Co., Ltd.	PRC
Tianjin Deep Green Technology Co., Ltd.	PRC